Filed Pursuant to Rule 433

Registration Statement No. 333-198503

Pricing Term Sheet

BROWN & BROWN, INC.

Pricing Term Sheet

Issuer:	Brown & Brown, Inc.
Expected Ratings / Outlook*:	Baa3/BBB- (stable/stable)
Securities:	4.200% Senior Notes due 2024
Legal Format:	SEC Registered
Trade Date:	September 15, 2014
Settlement Date:	September 18, 2014 (T+3)
Maturity Date:	September 15, 2024
Principal Amount:	$500,000,000
Price to Public:	99.685% of Principal Amount
Net Proceeds to Issuer (before offering expenses):	$494,987,500
Spread to Treasury Benchmark:	+165 basis points
Treasury Benchmark:	2.375% due August 15, 2024
Treasury Yield:	2.589%
Re-Offer Yield:	4.239%
Coupon:	4.200%
Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2015.
Use of Proceeds:	To repay outstanding borrowings under the Credit Facility and for general corporate purposes
Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the notes are redeemed prior to June 15, 2024 (the date that is three months prior to the stated maturity date for the notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the notes are redeemed on or after June 15, 2024, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date. See the preliminary prospectus supplement for the definition of Treasury Rate, and additional provisions.

CUSIP:	115236 AA9
ISIN:	US115236AA91
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

SunTrust Robinson Humphrey, Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. BMO Capital Markets GKST Inc. Evercore Group L.L.C. MUFG Union Bank, National Association
PNC Capital Markets LLC RBS Securities Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised, suspended or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan (collect) at (212) 834-4533, BofA Merrill Lynch at 1-800-294-1322 or SunTrust Robinson Humphrey at (800) 685-4786.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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